                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
           FOR THE TRANSITION PERIOD FROM _____________ TO ___________

                        COMMISSION FILE NUMBER: 333-68583


    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         Quarter Master Industries, Inc. Profit Sharing Plan and Trust


 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                Hawk Corporation
                         200 Public Square, Suite 1500
                              Cleveland, Ohio 44114
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FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE (UNAUDITED)

Quarter Master Industries, Inc. Profit Sharing Plan and Trust
December 31, 2003 and 2002 and Year Ended December 31, 2003



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          Quarter Master Industries, Inc. Profit Sharing Plan and Trust

                 Financial Statements and Supplemental Schedule


                         December 31, 2003 and 2002 and
                          Year Ended December 31, 2003




                                TABLE OF CONTENTS

Financial Statements

Statements of Net Assets Available for Benefits (Unaudited)........................  1
Statement of Changes in Net Assets Available for Benefits (Unaudited)..............  2
Notes to Financial Statements (Unaudited)..........................................  3

Supplemental Schedule

Schedule H, Line 4i--Schedule of Assets (Held at End of Year) (Unaudited)........... 8

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          Quarter Master Industries, Inc. Profit Sharing Plan and Trust

           Statements of Net Assets Available for Benefits (Unaudited)

                                                               DECEMBER 31,
                                                           2003           2002
                                                         -----------------------
 ASSETS
 Investments, at fair value:
   Pooled separate accounts                              $      -       $501,287
   Separate contract accounts                               7,734          5,889
   Hawk Corporation common stock                                -          1,306
 Guaranteed Income Fund, at contract fund                       -        104,045
                                                         -----------------------
                                                            7,734        612,527

 Contributions receivable:
   Employer                                                     -            287
   Employee                                                     -            759
                                                         -----------------------
                                                                -          1,046
                                                         -----------------------
 NET ASSETS AVAILABLE FOR BENEFITS                       $  7,734       $613,573
                                                         =======================


See notes to financial statements.


                                                                               1

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          Quarter Master Industries, Inc. Profit Sharing Plan and Trust

      Statement of Changes in Net Assets Available for Benefits (Unaudited)

                          Year Ended December 31, 2003


Additions:
   Interest income                                                    $     391
   Contributions:
     Employer                                                            16,607
     Employee                                                            44,500
     Employee rollovers                                                   2,047
                                                                      ---------
                                                                         63,154
                                                                      ---------
Total additions                                                          63,545

Deductions:
   Benefit payments                                                     356,231
   Fees and expenses                                                        818
                                                                      ---------
Total deductions                                                        357,049

 Net realized and unrealized appreciation
   in fair value of investments                                         111,547

Net transfers to Friction Products Co. Profit Sharing Plan             (423,882)
                                                                      ---------

Net decrease                                                           (605,839)

Net assets available for benefits at beginning of year                  613,573
                                                                      ---------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR                      $   7,734
                                                                      =========


See notes to financial statements.


                                                                               2

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          Quarter Master Industries, Inc. Profit Sharing Plan and Trust

                    Notes to Financial Statements (Unaudited)

                         December 31, 2002 and 2001 and
                          Year Ended December 31, 2002


1.   DESCRIPTION OF THE PLAN

The following description of the Quarter Master Industries, Inc. Profit Sharing Plan and Trust (the Plan) provides only general information. Participants should refer to the summary plan description or Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan was established January 1, 1985 as a defined contribution plan covering all non-union full time employees of Quarter Master Industries, Inc. (the Company and Plan Sponsor) who have completed ninety days of service (one year of service prior to a July 1, 2003 Plan amendment that changed the eligibility requirement), as defined. The Company is a wholly owned subsidiary of Hawk Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participants may elect to contribute 1% to 50% (1% to 15% prior to a July 1, 2003 Plan amendment that changed the contribution percentage) of their pretax compensation to the Plan subject to maximum limitations set by the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified plans, commonly referred to as rollover contributions. The Plan Sponsor makes a matching contribution equal to 50% of the participant's contribution up to 4% of the participant's compensation. The Plan also allows for discretionary contributions by the Plan Sponsor. The Plan Sponsor did not make a discretionary contribution for the 2003 or 2002 Plan years.

Forfeited balances are used to reduce future Plan Sponsor contributions and Plan expenses. Plan expenses for the years ended December 31, 2003 and 2002 were reduced by $741 and $13, respectively. Plan Sponsor contributions for the years ended December 31, 2003 and 2002 were reduced by $0 and $1,460, respectively.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Plan Sponsor's contributions and (b) Plan net earnings.

Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                                       3
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          Quarter Master Industries, Inc. Profit Sharing Plan and Trust

                    Notes to Financial Statements--Continued

                         December 31, 2003 and 2002 and
                          Year Ended December 31, 2003

1.   DESCRIPTION OF THE PLAN - CONTINUED

VESTING AND DISTRIBUTIONS

Participants are immediately vested in their contributions and discretionary contributions, plus actual earnings thereon. On December 23, 2003 all active participants in the Plan became 100% vested in all Plan Sponsor matching contributions. Prior to that date, vesting of Plan Sponsor matching contributions plus actual earnings thereon was based upon years of continuous service. A participant was 100% vested after six years of credited service based on a graded vesting schedule.

Distributions from a participant's account are limited to termination of employment, death, retirement or proven hardship.

INVESTMENT OPTIONS

Prior to the Plan merger (See Note 7), the Plan's funds were primarily held in a group annuity contract issued by Connecticut General Life Insurance Company (CIGNA or the Trustee). A participant may direct Plan Sponsor and employee contributions in any of several investment options, including the Hawk Corporation common stock. Participants may change their investment options and transfer funds between investment options daily.

PAYMENT OF BENEFITS

In the case of normal retirement, death, permanent disability or termination prior to retirement, a participant may elect to receive the payout of his or her vested account balance in the form of installments, an annuity or lump sum.

EXPENSES

The Plan Sponsor pays substantially all costs of Plan administration. Brokers' fees are reflected in the net investment return in each participant's account.


2.   SUMMARY OF ACCOUNTING POLICIES

INVESTMENT VALUATION

The Plan has entered into an investment contract, the Guaranteed Income Fund
(Fund), with CIGNA. CIGNA maintains the contributions to this Fund in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Investments in the Guaranteed Income Fund are included in the financial statements at contract value, as determined by CIGNA, which approximates fair value. Contract value represents contributions made under the

                                       4
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          Quarter Master Industries, Inc. Profit Sharing Plan and Trust

                    Notes to Financial Statements--Continued

                         December 31, 2003 and 2002 and
                          Year Ended December 31, 2003

2.   SUMMARY OF ACCOUNTING POLICIES - CONTINUED

contract, plus earnings and transfers in, less participant withdrawals, administrative expenses and transfers out. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, CIGNA has the right to defer certain disbursements (excluding retirement, termination, and death or disability disbursements) or transfers from the Fund when total amounts disbursed from the pool in a given calendar year exceed 10% of the total assets in that pool on January 1 of that year.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 3.0% and 4.4% for 2003 and 2002, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, based on the yields of the underlying investments and considering factors such as projected investment earnings, the current interest environment, investment expenses, and a profit and risk component. The rate may never be less than 0% nor may it be reduced by more than 2.10% during any calendar year. Interest rates are declared in advance and guaranteed for six month periods.

All other investments are stated at fair value. All investments of the Plan are fully participant-directed.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


                                       5
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          Quarter Master Industries, Inc. Profit Sharing Plan and Trust

                    Notes to Financial Statements--Continued

                         December 31, 2003 and 2002 and
                          Year Ended December 31, 2003
3.   INVESTMENTS

During 2002, the Plan's investments (including investments purchased, sold, as well as held, during the year) depreciated in fair value as follows:

                                                  NET REALIZED
                                                 AND UNREALIZED
                                                  APPRECIATION
                                                 IN FAIR VALUE
                                                 OF INVESTMENTS
                                                 --------------
Pooled separate accounts                         $       108,687
Separate contract accounts                                 1,875
Hawk Corporation common stock                                985
                                                 ---------------
                                                 $       111,547
                                                 ===============

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                                DECEMBER 31
                                                           2003           2002
                                                         --------       --------
Mid Cap Growth/Artisan Partners(1)                                      $ 75,573
CIGNA Lifetime 50 Fund(1)                                                 60,437
Janus Worldwide Fund(1)                                                   35,634
S&P 500 Index Fund(1)                                                    136,637
Guaranteed Income Fund(1)                                                104,045
Large Cap Value/John A. Levin & Co. Fund(1)                               35,829
Small Cap Value/Berger(1)                                                 35,439
State Street Global Adv Intermediate Bond Fund(1)                         30,755
Penn Mutual separate contract accounts                   $  7,734

(1) Net assets were transferred into the Friction Products Co. Profit Sharing Plan during December 2003. Therefore, the December 31, 2003 fair value is less than 5% of net assets.

4.       PLAN TERMINATION

The Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and all participant account balances would be distributed based upon the value of the participant's account balance on the termination date.

                                       6
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          Quarter Master Industries, Inc. Profit Sharing Plan and Trust

                    Notes to Financial Statements--Continued

                         December 31, 2003 and 2002 and
                          Year Ended December 31, 2003

5.       INCOME TAX STATUS

The Plan has received an opinion letter from the Internal Revenue Service dated February 6, 2002, stating that the written form of the underlying prototype plan document is qualified under Section 401 (a) of the Internal Revenue Code (the
Code), and that any employer adopting this form of a plan will be considered to have a plan qualified under Section 401 (a) of the Code. Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6.     PARTIES-IN-INTEREST

Transactions with parties-in-interest consist of purchases and sales of CIGNA sponsored funds. Such transactions are exempt from being prohibited transactions.

7.     PLAN MERGER

In December 2003, the Plan merged with, and all of its net assets held by CIGNA were transferred, on a participant account basis, into the Friction Products Co. Profit Sharing Plan (Merged Plan). Effective January 1, 2004, the Merged Plan was renamed the Hawk Corporation 401(k) Retirement Plan (Successor Plan). Effective January 1, 2004, the participants of the Merged Plan became participants in, and subject to the provision of, the Successor Plan.


                                       7
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          Quarter Master Industries, Inc. Profit Sharing Plan and Trust

                   Employer Identification Number: 34-1608009
                                Plan Number: 005


    Schedule H, Line 4i--Schedule of Assets (Held at End of Year) (Unaudited)

                                December 31, 2003

        Identity of Issue, Borrower, Lessor or                                     Current
        Similar Party/Description of Investment                                     Value
--------------------------------------------------------------------------------------------------

* Penn Mutual
       Separate contract accounts                                               $        7,734

                                                                             ---------------------
                                                                                $        7,734
                                                                             =====================

* Indicates a party-in-interest to the Plan.

                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                   Quarter Master Industries, Inc. Profit Sharing Plan and Trust



Date: June 24, 2004

                                                    By: /s/ Thomas A. Gilbride
                                                        ----------------------
                                                        Thomas A. Gilbride
                                                        Plan Administrator